Exhibit 2.6

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “eXCHANGE ACT”)

As of April 11, 2025, the Company had the following securities registered pursuant to Section 12 of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.00001 per share	BULL	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Shares at an exercise price of $11.50 per share	BULLW	The Nasdaq Stock Market LLC
Redeemable Incentive Warrants, each whole warrant initially exercisable for one Class A Ordinary Shares at an exercise price of $10.00 per share	BULLZ	The Nasdaq Stock Market LLC

The following is a description of the material matters of the Webull Class A Ordinary Shares, Webull Public Warrants and Webull Incentive Warrants of Webull Corporation (“Webull,” the “Company,” “we,” “our” or us”). The following description of the material terms of the securities of Webull Corporation. This description only includes a summary of specified provisions of the Webull Articles, the Warrant Assignment Agreement and the Incentive Warrant Agreement and is qualified by reference to the Webull Articles, the Warrant Assignment Agreement and the Incentive Warrant Agreement filed as Exhibits 1.1, 2.4 and 2.5, respectively, to the Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”). Capitalized terms used but not defined herein have meanings given to them in the Annual Report.

Webull Class A Ordinary Shares

Description of Share Capital and the Webull Articles

Webull is a Cayman Islands exempted company with limited liability and its affairs are governed by the Webull Articles, the Cayman Companies Act, and the common law of the Cayman Islands.

The Webull Articles authorize the issuance of up to 4,000,000,000 Class A Ordinary Shares of par value of US$0.00001 each and 1,000,000,000 Class B Ordinary Shares of par value of US$0.00001 each. As of the Closing Date (as defined in the Annual Report), Webull has 378,463,226 Webull Class A Ordinary Shares and 82,988,016 Webull Class B Ordinary Shares issued and outstanding. All Webull Ordinary Shares issued and outstanding are fully paid and non-assessable.

Objects of the Company. Under the Webull Articles, the objects of the company are unrestricted and Webull has the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Webull’s ordinary shares are divided into Webull Class A Ordinary Shares and Webull Class B Ordinary Shares. Holders of Webull’s Class A Ordinary Shares and Webull Class B Ordinary Shares have the same rights except for voting and conversion rights. Webull’s Ordinary Shares are issued in registered form and are issued when registered in the books and records of Webull’s registrar and transfer agent, Continental Stock Transfer & Trust Company. Webull may not issue shares to bearer. Webull’s shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Webull Class B Ordinary Shares may be converted into the same number of Webull Class A Ordinary Shares by the holders thereof at any time, while Webull Class A Ordinary Shares cannot be converted into Webull Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Webull Class B Ordinary Shares by a holder thereof to any person other than holders of Webull Class B Ordinary Shares or their affiliates, or upon a change of ultimate beneficial ownership of any Webull Class B Ordinary Share to any person who is not an affiliate of the holder thereof, such Webull Class B Ordinary Shares shall be automatically and immediately converted into the same number of Webull Class A Ordinary Shares.

Dividends. The holders of Webull Ordinary Shares are entitled to such dividends as may be declared by Webull’s board of directors or declared by Webull’s shareholders by ordinary resolution (provided that no dividend may be declared by Webull’s shareholders which exceeds the amount recommended by the directors). The Webull Articles state that dividends may be declared and paid out of the funds of Webull lawfully available therefor. Under the laws of the Cayman Islands, the company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Webull Class A Ordinary Share and Webull Class B Ordinary Share shall, at all times, vote together as one class on all matters submitted to a vote by Webull’s shareholders at any general meeting of the company. Each Webull Class A Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings of the company, and each Webull Class B Ordinary Share shall be entitled to 20 votes on all matters subject to the vote at general meetings of the company. A resolution put to the vote of the meeting shall be decided on a poll and not on a show of hands. A poll may be demanded by the chairperson of such meeting or any one shareholder having the right to vote on the resolution present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to the Webull Articles. A special resolution may also be passed by a unanimous written resolution signed by all the shareholders of the company and an ordinary resolution also includes a written resolution passed by the requisite majority in accordance with the Webull Articles, as permitted by the Cayman Companies Act and the Webull Articles. Webull’s shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, Webull is not obliged by the Cayman Companies Act to call shareholders’ annual general meetings. The Webull Articles provide that it may (but are not obliged to) in each year hold a general meeting as Webull’s annual general meeting in which case Webull shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by the directors.

Shareholders’ general meetings may be convened by a majority of Webull’s board of directors. Advance notice of at least ten calendar days is required for the convening of Webull’s annual general shareholders’ meeting (if any) and any other general meeting of Webull’s shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in the company entitled to vote at general meeting.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Webull Articles provide that upon the written requisition of any one or more of Webull’s shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of the company that as at the date of the deposit carry the right to vote at general meetings of the company, Webull’s board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, the Webull Articles do not provide Webull’s shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in the Webull Articles as set out below, any of Webull’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by Webull’s board of directors.

The board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which Webull has lien. The board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with Webull, accompanied by the certificate (if any) for the ordinary shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the directors may from time to time require is paid to Webull in respect thereof.

If the directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of Nasdaq, be suspended and the register closed at such times and for such periods as the board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

However, subject to certain exceptions set forth in the Webull Articles, during the Lock-Up Period, the Lock-Up Shareholders shall not transfer any Lock-Up Shares; provided that, notwithstanding the foregoing, each Lock-Up Shareholder may transfer Lock-Up Shares held by such Lock-Up Shareholder with the prior written consent of a majority of the Directors then in office or a duly authorized committee of the Board.

Liquidation. On the winding up of the company, if the assets available for distribution amongst Webull’s shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst Webull’s shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the company for unpaid calls or otherwise. If Webull’s assets available for distribution are insufficient to repay all of the share capital, such assets shall be distributed so that, as nearly as may be, the losses are borne by Webull’s shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. The board of directors may from time to time make calls upon shareholders for any moneys unpaid on their shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Webull may issue shares on terms that such shares are subject to redemption, at Webull’s option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by either the board of directors or by Webull’s shareholders by special resolution. The company may also repurchase any of Webull’s shares on such terms and in such manner as have been approved by the board of directors or by an ordinary resolution of Webull’s shareholders. Under the Cayman Companies Act, the redemption or repurchase of any share may be paid out of the Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, the company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, Webull’s share capital is divided into different classes of shares, the rights attached to any class of shares, subject to any rights or restrictions for the time being attached to any class of shares, may be varied (including where the rights are materially adversely varied) with the consent in writing of the holders holding not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. The Webull Articles authorize Webull’s board of directors to issue additional ordinary shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from Webull’s shareholders.

The Webull Articles also authorize Webull’s board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

The board of directors may issue preference shares without action by Webull’s shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of Webull’s ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of Webull’s list of shareholders or Webull’s corporate records (save for Webull’s memorandum and articles of association, Webull’s register of mortgages and charges and any special resolutions of Webull’s shareholders). However, Webull will provide Webull’s shareholders with annual audited financial statements. We also may, but are not required to, furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

Anti-Takeover Provisions. Some provisions of the Webull Articles may discourage, delay or prevent a change of control of the company or management that shareholders may consider favorable, including provisions that:

●	authorize Webull’s board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by Webull’s shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, the directors may only exercise the rights and powers granted to them under the Webull Articles for a proper purpose and for what they believe in good faith to be in the best interests of the company.

Exempted Company. Webull is an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may have a capital divided into shares of no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless Webull consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than Webull. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to Webull’s intention. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with federal securities laws and the rules and regulations thereunder.

Webull Warrants

Webull Public Warrants and Webull Private Warrants

Upon the consummation of the Business Combination, each SKGR Public Warrant outstanding immediately prior to such Business Combination was assumed by Webull and converted into a Webull Public Warrant. As of the Closing Date, there were 17,271,990 Webull Warrants (including 6,792,000 Webull Private Warrants) issued and outstanding. Each Webull Public Warrant and Webull Private Warrant continues to have and be subject to substantially the same terms and conditions as were applicable to such SKGR Public Warrant and SKGR Private Warrant, respectively, immediately prior to the consummation of the Business Combination (including any redemption rights and cashless exercise provisions). Each Webull Warrant entitles the holder thereof the right to acquire one Webull Class A Ordinary Share at an exercise price of $11.50 per share (subject to adjustments) from thirty (30) days after the Closing Date and will expire on earliest to occur of: (x) at 5:00 p.m., New York City time on the date that is five (5) years after the Closing Date, (y) the liquidation of Webull, and (z) other than with respect to the Webull Warrants converted from SKGR Private Warrants, at 5:00 p.m., New York City time on the Redemption Date (as defined in the Warrant Assignment Agreement). The Webull Private Warrants are otherwise identical to the Webull Public Warrants, except that, as long as they are held by Auxo or its permitted transferees, they are non-redeemable and may be exercised to purchase one Webull Class A Ordinary Share on a cashless basis. Any Webull Private Warrants that are no longer held by Auxo and its permitted transferees will convert into Webull Public Warrants.

Redemption of Webull Public Warrants

Not less than all of the outstanding Webull Public Warrants may be redeemed, at the option of Webull, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the Webull Public Warrants, at a redemption price of $0.01 per Webull Public Warrant; provided that (a) the last reported sales price of the Webull Class A Ordinary Shares for any twenty (20) Trading Days (as defined in the Warrant Assignment Agreement) within the thirty (30) Trading-Day period ending on the third Trading Day prior to the date on which notice of the redemption is given equals or exceeds $18.00 per Webull Class A Ordinary Share (subject to adjustment), and (b) there is an effective registration statement covering the issuance of the Webull Class A Ordinary Shares issuable upon exercise of the Webull Public Warrants, and a current prospectus relating thereto, available throughout the period of not less than thirty (30) days prior to the redemption date or Webull has elected to require the exercise of the Webull Public Warrants on a “cashless basis” pursuant to the terms of the Warrant Assignment Agreement.

In the event that Webull elects to redeem the Webull Public Warrants, Webull shall fix a date for redemption (the “Webull Public Warrant Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by Webull not less than thirty (30) days prior to the Webull Public Warrant Redemption Date to the registered holders of the Webull Public Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner provided in the Warrant Assignment Agreement shall be conclusively presumed to have been duly given whether or not the registered holder received such notice.

The Webull Public Warrants may be exercised for cash (or on a “cashless basis” pursuant to the terms of the Warrant Assignment Agreement, if applicable) at any time after the notice of redemption shall have been given by Webull and prior to the Webull Public Warrant Redemption Date. In the event that Webull determines to redeem the Webull Public Warrants or require all holders of Webull Public Warrants to exercise their Webull Public Warrants on a “cashless basis” pursuant to the terms of the Warrant Assignment Agreement, the notice of redemption shall contain instructions on how to calculate the number of Webull Class A Ordinary Shares to be received upon exercise of the Webull Public Warrants. On and after the Webull Public Warrant Redemption Date, the record holder of the Webull Public Warrants shall have no further rights except to receive, upon surrender of the Webull Public Warrants, the price per Webull Public Warrant at which any Webull Public Warrants are redeemed.

Webull Incentive Warrants

Upon the consummation of the Business Combination, Webull issued 20,913,089 Webull Incentive Warrants to certain Existing Webull Shareholders and SKGR Shareholders who did not redeem their SKGR Class A Ordinary Shares in connection with the Business Combination. Each Webull Incentive Warrant entitles the holder thereof to purchase one Webull Class A Ordinary Share at an initial exercise price of $10.00 per share (subject to adjustment pursuant to the terms of the Incentive Warrant Agreement).

The Webull Incentive Warrants will become exercisable thirty (30) days after the Closing Date and will expire on earliest to occur of: (x) at 5:00 p.m., New York City time on the date that is four (4) years after the Closing Date, (y) the liquidation of the Company, and (z) at 5:00 p.m., New York City time on the Redemption Date (as defined in the Incentive Warrant Agreement); provided, however, that the exercise of any Webull Incentive Warrant shall be subject to the satisfaction of any applicable conditions set forth in the Incentive Warrant Agreement with respect to an effective registration statement or a valid exemption therefrom being available. Except with respect to the right to receive the redemption price, as further described below, in the event of a redemption of the Webull Incentive Warrants, each outstanding Webull Incentive Warrant not exercised on or before the expiration date for the Warrants shall become void, and all rights thereunder and all rights in respect thereof shall cease at 5:00 p.m. New York City time on such expiration date.

Redemption of Webull Incentive Warrants

Not less than all of the outstanding Webull Incentive Warrants may be redeemed, at the option of Webull, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the Webull Incentive Warrants, at a redemption price of $0.01 per Webull Incentive Warrant; provided that (a) the VWAP (as defined in the Incentive Warrant Agreement) of the Webull Class A Ordinary Shares for any thirty (30) Trading-Day period ending on the third Trading Day (as defined in the Incentive Warrant Agreement) prior to the date on which notice of the redemption is given equals or exceeds $18.00 per Webull Class A Ordinary Share (subject to adjustment), and (b) there is an effective registration statement covering the issuance of the Webull Class A Ordinary Shares issuable upon exercise of the Webull Incentive Warrants, and a current prospectus relating thereto, available throughout the period of not less than thirty (30) days prior to the Incentive Warrant Redemption Date (as defined below).

In the event that Webull elects to redeem the Webull Incentive Warrants, Webull shall fix a date for the redemption (the “Webull Incentive Warrant Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by Webull not less than thirty (30) days prior to the Webull Incentive Warrant Redemption Date to the registered holders of the Webull Incentive Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner provided in the Incentive Warrant Agreement shall be conclusively presumed to have been duly given whether or not the registered holder received such notice.

The Webull Incentive Warrants may be exercised for cash at any time after the notice of redemption shall have been given by Webull and prior to the Webull Incentive Warrant Redemption Date. On and after the Incentive Warrant Redemption Date, the record holder of the Webull Incentive Warrants shall have no further rights except to receive, upon surrender of the Webull Incentive Warrants, the price per Webull Incentive Warrant at which any Webull Incentive Warrants are redeemed.